

November 22, 2013

Via E-mail
Rick Johnson
Chief Financial Officer
Claude Resources Inc.
224 4th Avenue South, Suite 200
Saskatoon, Saskatchewan
Canada S7K 5M5

      Re: **Claude Resources Inc.**
                Form 40-F for the Year Ended December 31, 2012
                Filed March 28, 2013
                Response dated November 13, 2013
                File No. 001-31956

Dear Mr. Johnson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2
Notes to the Consolidated Financial Statements, page 57
Note 2. Basis of Preparation, page 57
Critical Judgments in Applying Accounting Policies, page 58
Impairment, page 59

1.   In your response to the prior comment 2, you propose to modify your accounting policy for impairment to use the pre-tax discount rate for impairment testing. Please provide us with your analysis of how the change of the discount rate from post-tax basis to pre-tax basis will affect the results of your impairment testing performed in 2011 and 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining